FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Agreement with Prosegur	2

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following RELEVANT INFORMATION Telefónica informs that it has reached an agreement with Prosegur Compañía de Seguridad, S.A. for the acquisition of a 50% stake in Prosegur’s alarm business in Spain, with the objective of developing said business through the combination of the complementary capabilities of both companies. The transaction, which must be submitted for the approval by the appropriate authorities, represents a valuation of 50% of Prosegur’s alarm business in Spain of 300 million euros, subject to the standard adjustments in this type of transactions on debt, working capital and existing customers at the time of the closing of the transaction. In accordance with the provisions of the abovementioned agreement, Telefónica has the option to pay the price, in whole or in part, in treasury shares. Please see attached press release. Madrid, September 18, 2019 Gran Vía, 28 - 9ª Planta - 28013 Madrid

      PROSEGUR AND TELEFÓNICA JOIN FORCES TO JOINTLY MANAGE THE ALARM BUSINESS IN SPAIN  The companies want to lead the security sector with innovative solutions for residential and small business customers  With this agreement, Telefónica reinforces its strategy of providing its customers with the best home services, taking advantage of all its technological and digital capabilities  Prosegur advances in its strategy of transforming home security services and expects to accelerate the growth reported in recent years Madrid, 18 September 2019. Prosegur and Telefónica have reached an agreement whereby Telefónica acquires a 50% stake in Prosegur's alarm business in Spain. This transaction, which must be submitted for approval by the appropriate authorities, represents a valuation of 50% of Prosegur's alarm business in Spain of €300 million, subject to the standard adjustments in this type of transactions on debt, working capital and existing customers at the time of the closing of the transaction. Telefónica has the option to pay the price, in whole or in part, in treasury shares, with Prosegur becoming a Telefónica shareholder. With this alliance, both organisations want to accelerate the development of the alarm business in Spain and develop residential and business security services by generating innovative solutions for customers and contributing the complementary capabilities of both companies. Spain represents a significant opportunity for growth In recent years, the Spanish alarm market has experienced significant growth rates. This trend is expected to increase over the next few years due to the fundamental role that security will play in the connected home. The collaboration between Prosegur and Telefónica, leading companies in their sectors, aims to capture this opportunity, given the great strategic fit and complementarity of the contributions of both partners, giving rise to an association with a vision to lead the growth of this sector. On the one hand, Telefónica provides, in addition to a prestigious brand as a technological leader in the mass consumer market, a permanent capacity for innovation focused on the development of new applications, as well as capacities and resources to expand the home security offer. The alliance will also leverage the high distribution capacity, resources, and commercial reach of the telecommunications group to significantly accelerate the development of this market. As for Prosegur, the company adds to its recognition and brand value, its technological leadership in the security field, its own operational assets, and a management team with extensive experience in the security market. Over the last few years, Prosegur has focused on the growth of its client portfolio, focusing on the creation of value until achieving a relevant market position with great growth potential. These factors, along its experience and position in the security industry, will allow the new alliance to maximise the speed of deployment and capture of the existing opportunity in the alarm market in Spain. Both companies have agreed to explore opportunities for collaboration between their Venture Capital units, Prosegur Tech Ventures and Telefónica Open Future. Christian Gut, CEO of Prosegur, stressed that "we are beginning a new stage in our alarm activity alongside a benchmark company in the technology sector. Together with Telefónica, we will work to develop a new proposal for much more complete and innovative services for our customers". Ángel Vilá, COO of Telefónica, said: “With this agreement we welcome the leading security company as partners and future shareholders. For Telefónica, having a partner such as Prosegur will allow us to quickly advance in our desire to be more relevant in our customers lives’ with a wider offer of services for their homes”. About Telefónica Telefónica is one of the largest telecommunications companies in the world by market capitalization and number of customers with a comprehensive offering and quality of connectivity that is delivered over world class fixed, mobile and broadband networks. As a growing company it prides itself on providing a differential experience based both on its corporate values and a public position that defends customer interests. The company has a significant presence in 14 countries and over 346 million accesses around the world. Telefónica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy. Telefónica is a 100% listed company and its shares are traded on the Spanish Stock Market and on those in New York and Lima. Contact: Juan Emilio Maíllo Telephone: +34.689 86.90.34 E-mail: prensatelefonica@telefonica.com About Prosegur Prosegur is a global leader in the private security sector. Across its three business lines - Prosegur Security, Prosegur Cash and Prosegur Alarms - Prosegur provides companies and households with reliable security services using the most advanced market solutions. With a global presence, Prosegur reported sales of €3.939 billion in 2018 and is listed on the Spanish stock exchanges under the ticker code PSG, with a team that currently numbers more than 170,000 employees. The company directs its social action through the Prosegur Foundation, which, with more than 43,200 beneficiaries in 2018, works on four focal points: education, employment inclusion of people with intellectual disabilities, corporate volunteering and cultural development. Contact: Pablo de Santiago Telephone: +34.620.299.783 E-mail: comunicacion.corporativa@prosegur.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	September 18, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid